Filed Pursuant to Rule 424(b)(1)
Registration No. 333-119110

PROSPECTUS

LAUREATE EDUCATION, INC.

2,500,000 Shares of Common Stock

     This prospectus relates to the public offering, from time to time, of up to an aggregate of 2,500,000 shares of common stock, par value $.01 per share, of Laureate Education, Inc. by the selling stockholders named in this prospectus. The selling stockholders acquired these shares of our common stock in a private transaction in connection with our acquisition of the remaining outstanding common stock of Walden e-Learning, Inc.

     This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the prevailing market price for our common stock at the time of the sale, a price related to the prevailing market price, a negotiated price or such other prices as the selling stockholders determine from time to time. All of the net proceeds from the sale of these shares of common stock will go to the selling stockholders. We will not receive any proceeds from the sale of these shares.

     Our common stock is traded on the Nasdaq National Market under the symbol “LAUR.” On March 22, 2005, the closing price of one share of our common stock was $44.52.

     Investing in our common stock involves risks. See “Risk Factors Affecting Our Business and Future Results” beginning on Page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus March 22, 2005

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SUMMARY

     This summary highlights information about Laureate Education, Inc. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully.

Laureate Education, Inc.

     Laureate Education, Inc. is focused exclusively on providing a superior higher education experience to approximately 159,000 students through the leading global network of accredited campus-based and online higher education institutions. Our educational services are offered through three separate business segments, which are the Campus Based-Latin America (“Latin America”) segment, the Campus Based-Europe (“Europe”) segment and the Laureate Online segment. These segments are business units that offer distinct services and are managed separately as they have different customer bases and delivery channels.

      The Latin America segment is composed of nine institutes and operates in Mexico, Chile, Peru, Ecuador, Panama, and Costa Rica. The Latin America schools enroll approximately 123,000 students and offer more than 100 degree programs through 34 campuses. The Europe segment is composed of nine institutions, and operates in Spain, Switzerland, and France. Laureate campuses in Europe enroll approximately 15,000 students and offer more than 75 degree programs through 8 campuses. Their program offerings address the fast-growing international demand for career-oriented education. In many international markets, public higher education institutions are unable to adequately increase capacity to address the burgeoning demand for university education. We are uniquely positioned to address higher education demand by expanding campus locations, opening new campus locations, and developing innovative degree programs for traditional students and for students in new market segments, such as the working adult and technical/vocational markets. The higher education institutions primarily serve 18- to 24-year-old students and offer an education that emphasizes career-oriented fields of study with undergraduate and graduate degrees in a wide range of disciplines, including international business, hotel management, health sciences, information technology and engineering. We believe that the higher education institutions benefit from strong academic reputations and brand awareness, and established operating histories. Each higher education institution also has flexible, non-tenured, teaching-focused faculty and is led by an experienced local management team.

     The Laureate Online segment offers undergraduate and graduate degree programs to working professionals through distance learning. The Laureate Online segment includes Canter and Associates, Walden e-Learning, Inc., National Technological University and KIT eLearning BV, which collectively offer degree programs including education, psychology, health and human services, management, engineering and information technology. Laureate Online institutions currently enroll approximately 21,000 students.

     Our executive offices are located at 1001 Fleet Street, Baltimore, Maryland 21202. Our telephone number is (410) 843-6100 and our Web site address is www.laureate-inc.com. The information contained on our Web site does not constitute part of this prospectus. The terms “Laureate”, “we”, “us” and “our” as used in this prospectus refer to Laureate Education, Inc. and its subsidiaries as a combined entity, except where it is made clear that such terms mean only Laureate Education, Inc.

RISK FACTORS AFFECTING OUR BUSINESS AND FUTURE RESULTS

     This prospectus and the documents we incorporate by reference include forward-looking statements. Forward-looking statements include information we provide about our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements include all statements that are not historical fact and are generally accompanied by words such as “may,” “will,” “intend,” “anticipate,” “believe,” “estimate,” “except,” “should” or similar exceptions.

     Forward-looking statements involve various risks, uncertainties and assumptions. Our actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Also, you should not assume that we will update any of these forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this prospectus.

     You should understand that many important factors, in addition to those discussed in the documents we incorporate by reference, could cause our results to differ materially from those expressed in these forward-looking statements. These factors include:

•	our ability to continue to make acquisitions and to successfully integrate and operate acquired businesses;

•	the fluctuations in revenues from our business segments;

•	market acceptance of new service offerings by us or our competitors and our ability to predict and respond to changes in the markets for our educational services;

•	the development and expansion of our franchise system and the effect of new technology applications in the educational services industry;

•	our ability to attract and retain key personnel in our business segments;

•	the effect of existing regulations governing our business or changes in those regulations;

•	our ability to effectively manage the growth of our business;

•	possible increased competition from other educational service providers;

•	the effect on our business and results of operations from fluctuations in the value of foreign currencies;

•	the many risks associated with our operation of an increasingly global business, including complex management, foreign currency, legal, tax and economic risks;

•	changes in the political, economic and business climate in the United States or the international markets where we operate;

•	risks of downturns in general economic conditions, and in the educational services and education technology industries specifically; and

•	the other risks that we describe from time to time in our filings with the SEC.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. We will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees and stock transfer taxes.

SELLING STOCKHOLDERS

     We issued the shares of common stock offered by this prospectus to the selling stockholders as part of the consideration for our acquisition of shares of common stock of Walden e-Learning, Inc. held by the stockholders in a transaction exempt from the registration requirements of the Securities Act. The selling stockholders, including their donees, pledgees, transferees or their successors, may from time to time offer and sell any or all of these shares. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The selling stockholders have represented to us that they purchased the shares of common stock for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions. We agreed with the selling stockholders to file this registration statement to register the resale of the shares of common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which all the shares offered hereby are sold or are eligible to be sold without the volume or other restrictions imposed by Rule 144 under the Securities Act.

     The following table shows, as of March 4, 2005, the beneficial ownership of the shares of our common stock by each of the selling stockholders. The information in the table below with respect to each selling stockholder is based on information provided by or on behalf of that selling stockholder. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us, other than as a result of their ownership of our securities or as officers, directors, employees or stockholders of Walden e-Learning, Inc.

     Because the selling stockholders may sell all or some of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of our common stock that will be beneficially owned by the selling stockholders after this offering. Also, the selling stockholders may sell, transfer or otherwise dispose of, at any time or from time to time after the date on which they provide the information, all or a portion of the shares of our common stock beneficially owned by them in transactions exempt from registration under the Securities Act.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person identified possesses sole voting and investment power with respect to shares of our common stock. None of the share amounts set forth below represents more than 1% of our outstanding stock as of March 4, 2005, adjusted as required by the SEC’s rules, except that the Ackerman-Walden Limited Partnership Florida Intangible Tax Trust Dated 12/20/04 beneficially owns 5.0% of our outstanding stock before the offering and will own no shares of our common stock after the offering.

	Shares of Common
	Stock Owned Prior to	Shares of Common
Name	Offering	Stock Offered
Ackerman-Walden Limited Partnership Florida Intangible Tax Trust Dated 12/20/04(1)	2,487,245	2,487,245
Virginia Jean Ackerman(1)	12,755	12,755

Total	2,500,000	2,500,000

(1)	As reported on a Schedule 13G filed by the Ackerman-Walden Limited Partnership Florida Intangible Tax Trust Dated 12/20/04, Virginia Jean Ackerman and Michael Ackerman on January 7, 2005.

PLAN OF DISTRIBUTION

     We are registering an aggregate of 2,500,000 shares of our common stock to permit public sales of the shares by the selling stockholders from time to time after the date of this prospectus.

     The shares may be sold by the selling stockholders in one or more transactions at the prevailing market price for our common stock at the time of the sale, a price related to the prevailing market price, a negotiated price or such other prices as the selling stockholders determine from time to time. As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution, distribution to members or stockholders or other non-sale transfer. The selling stockholders may offer their shares in one or more of the following transactions:

•	in the over-the-counter market;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in transactions other than in the over-the-counter market or on an exchange or quotation service;

•	through the writing of options, whether listed on an options exchange or otherwise;

•	through the settlement of short sales;

•	by pledge to secure debts and other obligations; or

•	through a combination of any of the above, which may involve cross or block transactions.

     In connection with the sale of the shares of our common stock, the selling stockholders may engage in short sales and may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the shares and deliver these securities to close out such short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents.

     Our outstanding shares of common stock are listed for trading on the Nasdaq National Market under the symbol “LAUR.”

     In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed broker-dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or requirements is available and is complied with.

LEGAL MATTERS

     The validity of the shares of common stock offered under this prospectus will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Ernst & Young LLP’s report on our consolidated financial statements for the year ended December 31, 2003 is based in part on the report of Arthur Andersen LLP, independent auditors. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

     On October 6, 2004, it was determined that, in connection with certain income tax compliance services, affiliates of Ernst & Young LLP held business and individual tax related funds of approximately $21,000 and made payment of such funds to the applicable tax authority in respect of an ex-patriate employee of one of our subsidiaries, as well as its representative office, in Beijing, China. The Chairman of the Audit Committee of our Board of Directors was informed of the impact of these events on the independence of its external auditor, Ernst & Young LLP. These actions by affiliates of Ernst & Young LLP have been discontinued. Custody of the assets of an audit client is not permitted under the auditor independence rules in Regulation S-X of the SEC. The Audit Committee and Ernst & Young LLP have considered the impact that the holding and paying of these funds may have had on Ernst & Young LLP’s independence and have concluded that there has been no impairment of Ernst & Young LLP’s independence. In making this determination, the Audit Committee considered the de minimis amount of funds involved, the ministerial nature of the actions, and that the subsidiary involved was immaterial to our consolidated financial statements.

     The financial statements of Chancery Software, Ltd. for the years ended September 30, 2002 and 2001 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Laureate Education, Inc. for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. The Exchange Act file number for our SEC filings is 0-30821. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:

Judiciary Plaza
450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

     You may obtain information on the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our shares of common stock are listed on The Nasdaq National Market under the symbol “LAUR.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004.

•	Description of our common stock contained in our registration statement on Form 8-A, filed with the Commission under the Exchange Act.

•	Description of our preferred stock purchase rights, contained in our registration statement on Form 8-A filed with the Commission under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:

Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
Attention: Chief Financial Officer
(410) 843-6100

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.